3/17

08001319

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CI Fund Management Inc.

*CURRENT ADDRESS

**FORMER NAME

BEST AVAILABLE COPY

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 04994 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 3/18/08

82-4994

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2008 MAR 17 A 8:24

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12-31-07

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Consolidated Financial Statements

Fund Management Inc.

CI ~~Financial Income Fund~~

December 31, 2007

MANAGEMENT'S REPORT TO UNITHOLDERS

Management of CI Financial Income Fund ["CI"] is responsible for the integrity and objectivity of the consolidated financial statements and all other information contained in this document. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are based on management's best information and judgment.

In fulfilling its responsibilities, management has developed internal control systems and procedures designed to provide reasonable assurance that CI's assets are safeguarded, that transactions are executed in accordance with appropriate authorization, and that accounting records may be relied upon to properly reflect CI's business transactions.

The Audit Committee of the Board of Trustees is composed of outside directors who meet periodically and independently with management and the auditors to discuss CI's financial reporting and internal control. The Audit Committee reviews the results of the audit by the auditors and their audit report prior to submitting the consolidated financial statements to the Board of Trustees for approval. The external auditors have unrestricted access to the Audit Committee.

Management recognizes its responsibility to conduct CI's affairs in the best interests of its unitholders.

William T. Holland
Chief Executive Officer

Douglas J. Jamieson
Chief Financial Officer

AUDITORS' REPORT

To the Unitholders of
CI Financial Income Fund

We have audited the consolidated balance sheets of **CI Financial Income Fund** ["CI"] as at December 31, 2007 and 2006, and May 31, 2006, and the consolidated statements of income and comprehensive income, changes in unitholders' equity, and cash flows for the year ended December 31, 2007, the seven-month period ended December 31, 2006, and the year ended May 31, 2006. These financial statements are the responsibility of CI's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CI as at December 31, 2007 and 2006, and May 31, 2006, and the results of its operations and its cash flows for the year ended December 31, 2007, the seven-month period ended December 31, 2006, and the year ended May 31, 2006 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada,
February 13, 2008.

CI Financial Income Fund

CONSOLIDATED BALANCE SHEETS

[in thousands of dollars]

	As at December 31, 2007 $	As at December 31, 2006 $	As at May 31, 2006 $
ASSETS			
Current			
Cash and cash equivalents	**55,406**	22,210	98,648
Client and trust funds on deposit	**429,016**	76,058	78,750
Securities owned, at market *[note 3(a)]*	**69,532**	—	—
Marketable securities	**24,222**	14,595	27,113
Accounts receivable and prepaid expenses *[note 3(b)]*	**211,629**	85,588	91,916
Income taxes recoverable	**2,348**	—	1,299
Future income taxes *[note 13]*	**8,756**	14,572	35,960
Total current assets	**800,909**	213,023	333,686
Capital assets, net *[note 4]*	**34,938**	32,728	34,355
Deferred sales commissions, net of accumulated amortization of $445,858 [December 31, 2006 - $458,706; May 31, 2006 - $401,180] *[note 12]*	**540,492**	480,388	451,520
Fund contracts *[note 5]*	**1,019,436**	1,003,022	1,004,774
Goodwill *[note 2]*	**1,132,926**	951,026	951,026
Other assets *[note 6]*	**97,848**	59,215	49,469
	3,626,549	2,739,402	2,824,830
LIABILITIES AND UNITHOLDERS' EQUITY			
Current			
Accounts payable and accrued liabilities *[notes 3(b), 12]*	**230,371**	115,241	101,779
Distributions payable *[note 10]*	**107,636**	100,848	17,141
Client and trust funds payable	**472,201**	76,058	78,750
Securities sold short, at market *[note 3(a)]*	**28,354**	—	—
Income taxes payable	**16,521**	13,452	42,567
Equity-based compensation *[note 9(b)(e)]*	**27,151**	42,998	94,187
Deferred revenue	**—**	—	3,199
Current portion of long-term debt *[note 7]*	**135,325**	84,009	—
Total current liabilities	**1,017,559**	432,606	337,623
Long-term debt *[note 7]*	**792,616**	492,054	417,129
Preferred shares issued by subsidiary *[note 8]*	**18,740**	—	—
Future income taxes *[note 13]*	**346,967**	443,614	525,114
Total liabilities	**2,175,882**	1,368,274	1,279,866
Commitments and contingencies *[note 15]*			
Unitholders' equity			
Unit capital *[note 9(a)]*	**1,788,501**	1,652,472	1,685,073
Contributed surplus	**39,300**	—	—
Deficit	**(377,983)**	(281,344)	(140,109)
Accumulated other comprehensive income	**849**	—	—
Total unitholders' equity	**1,450,667**	1,371,128	1,544,964
	3,626,549	2,739,402	2,824,830

See accompanying notes

On behalf of the Board of Trustees:

William T. Holland, Trustee

G. Raymond Chang, Trustee

CI Financial Income Fund

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

[in thousands of dollars, except per unit amounts]

	Year ended December 31, 2007 $	Seven-month period ended December 31, 2006 $	Year ended May 31, 2006 $
REVENUE			
Management fees	**1,292,726**	693,759	1,110,019
Administration fees	**292,297**	79,805	131,781
Redemption fees	**31,521**	19,909	40,165
Gain (loss) on sale of marketable securities	**1,698**	(19)	12,983
Other income *[note 6]*	**36,665**	11,515	28,480
	1,654,907	804,969	1,323,428
EXPENSES			
Selling, general and administrative *[note 9(b)(c)(e)]*	**346,695**	147,795	353,622
Trailer fees *[note 12]*	**368,845**	193,348	290,982
Investment dealer fees	**189,132**	61,183	99,347
Amortization of deferred sales commissions and fund contracts	**123,478**	59,278	82,021
Interest *[note 7]*	**39,598**	13,600	13,932
Other *[note 6]*	**25,866**	6,153	8,882
	1,093,614	481,357	848,786
Income before income taxes	**561,293**	323,612	474,642
Provision for (recovery of) income taxes *[note 13]*			
Current	**7,427**	29,055	146,378
Future	**(71,189)**	(60,112)	19,226
	(63,762)	(31,057)	165,604
Net income for the period	**625,055**	354,669	309,038
Other comprehensive income, net of tax			
Unrealized gain on available-for-sale financial assets, net of income taxes of $282	**1,079**	—	—
Total other comprehensive income, net of tax	**1,079**	—	—
Comprehensive income	**626,134**	354,669	309,038
Basic and diluted earnings per unit *[note 9(f)]*	**$2.21**	$1.25	$1.08

See accompanying notes

CI Financial Income Fund

CONSOLIDATED STATEMENTS OF CHANGES IN UNITHOLDERS' EQUITY

[in thousands of dollars]

	Year ended December 31, 2007 $	Seven-month period ended December 31, 2006 $	Year ended May 31, 2006 $
UNIT CAPITAL *[note 9(a)]*			
Balance, beginning of period	**1,652,472**	1,685,073	1,690,663
Issuance of unit capital	**178,615**	157	120
Issuance of unit capital on vesting of deferred equity units	**1,994**	—	—
Unit repurchase	**(21,292)**	(32,758)	(5,710)
Unit repurchase for deferred equity unit plan	**(23,288)**	—	—
Balance, end of period	**1,788,501**	1,652,472	1,685,073
CONTRIBUTED SURPLUS *[note 9(a)(c)(d)]*			
Balance, beginning of period	**—**	—	—
Conversion of Rockwater deferred stock units	**27,338**	—	—
Compensation expense for deferred equity unit plan	**13,956**	—	—
Issuance of unit capital on vesting of deferred equity units	**(1,994)**	—	—
Balance, end of period	**39,300**	—	—
DEFICIT			
Balance, beginning of period	**(281,344)**	(140,109)	(217,901)
Transition adjustment on adoption of new accounting policies *[note 1]*	**(81)**	—	—
Net income for the period	**625,055**	354,669	309,038
Cost of units repurchased in excess of stated value *[note 9(a)]*	**(91,003)**	(110,262)	(13,841)
Distributions declared *[note 10]*	**(630,610)**	(385,642)	(217,405)
Balance, end of period	**(377,983)**	(281,344)	(140,109)
ACCUMULATED OTHER COMPREHENSIVE INCOME			
Balance, beginning of period	**—**	—	—
Transition adjustment on adoption of new accounting policies *[note 1]*	**(230)**	—	—
Other comprehensive income	**1,079**	—	—
Balance, end of period	**849**	—	—
Net change in unitholders' equity during the period	79,539	(173,836)	72,202
Unitholders' equity, beginning of period	**1,371,128**	1,544,964	1,472,762
Unitholders' equity, end of period	**1,450,667**	1,371,128	1,544,964

See accompanying notes

CI Financial Income Fund

CONSOLIDATED STATEMENTS OF CASH FLOWS

[in thousands of dollars]

	Year ended December 31, 2007 $	Seven-month period ended December 31, 2006 $	Year ended May 31, 2006 $
OPERATING ACTIVITIES			
Net income for the period	**625,055**	354,669	309,038
Add (deduct) items not involving cash			
Loss (gain) on sale of marketable securities	**(1,698)**	19	(12,983)
Gain on sale of fund contracts	**—**	—	(2,100)
Equity-based compensation	**(15,847)**	(41,197)	38,743
Amortization of deferred sales commissions and fund contracts	**123,478**	59,278	82,021
Amortization of other	**13,500**	7,029	6,820
Future income taxes	**(71,189)**	(60,112)	19,226
	673,299	319,686	440,765
Net change in non-cash working capital balances related to operations	**4,312**	(21,834)	(23,022)
Cash provided by operating activities	**677,611**	297,852	417,743
INVESTING ACTIVITIES			
Purchase of marketable securities	**(34,125)**	(11,680)	(65,834)
Proceeds on sale of marketable securities	**27,207**	24,179	128,858
Additions to capital assets	**(3,943)**	(4,785)	(21,198)
Deferred sales commissions paid	**(179,998)**	(86,394)	(181,142)
Additions to other assets	**(481)**	(9,746)	(14,584)
Cash paid on acquisition, including transaction costs, net of cash and cash equivalents acquired *[note 2]*	**(137,271)**	—	—
Cash used in investing activities	**(328,611)**	(88,426)	(153,900)
FINANCING ACTIVITIES			
Increase in long-term debt	**351,878**	158,934	26,195
Repurchase of unit capital *[note 9(a)]*	**(115,222)**	(143,020)	(19,551)
Issuance of unit capital *[note 9(a)]*	**106,252**	157	120
Repayment of short-term borrowing	**(34,775)**	—	—
Distributions paid to unitholders *[note 10]*	**(623,937)**	(301,935)	(200,264)
Cash used in financing activities	**(315,804)**	(285,864)	(193,500)
Net increase (decrease) in cash and cash equivalents during the period	**33,196**	(76,438)	70,343
Cash and cash equivalents, beginning of period	**22,210**	98,648	28,305
Cash and cash equivalents, end of period	**55,406**	22,210	98,648
Supplemental cash flow information			
Interest paid	**36,842**	13,934	13,288
Income taxes paid	**13,421**	59,496	124,766

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[in thousands of dollars, except per unit amounts]

December 31, 2007 and 2006, and May 31, 2006

CI Financial Income Fund ["CI"] is an unincorporated open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to a Declaration of Trust dated May 18, 2006. CI's primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, financial planning, insurance, investment advice, wealth management and estate and succession planning. CI also participates in the underwriting of securities transactions, institutional sales and principal trading.

On June 30, 2006, CI Financial Inc. converted, by way of a Plan of Arrangement [the "Conversion"], to an income trust known as CI. Under the Conversion, shareholders of CI Financial Inc. exchanged each of their common shares for one trust unit ["Trust unit"] of CI; or one Class B limited partner unit of Canadian International LP ["Exchangeable LP unit"] and one special voting unit of CI. Each Exchangeable LP unit is exchangeable into one Trust unit.

In conjunction with the Conversion to an income trust, CI's year-end has been changed from May 31 to December 31. These consolidated financial statements have been prepared using the continuity of interest of CI in the assets, liabilities and operations of CI Financial Inc. The comparative consolidated balance sheet as at May 31, 2006 includes the assets and liabilities of CI Financial Inc. at book values. The consolidated statements of income and comprehensive income, changes in unitholders' equity and cash flows for the year ended May 31, 2006 and the seven-month period ended December 31, 2006 include the results of operations and cash flows of CI Financial Inc. since its inception.

These consolidated financial statements reflect CI as an income trust subsequent to June 30, 2006 and as a corporation prior to the Conversion to an income trust. All references to "units" refer collectively to the Trust units and the Exchangeable LP units subsequent to June 30, 2006 and to common shares prior to the conversion. All references to "unitholders" refer collectively to holders of Trust units and holders of Exchangeable LP units subsequent to June 30, 2006 and to common shareholders prior to Conversion.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[in thousands of dollars, except per unit amounts]

December 31, 2007 and 2006, and May 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Basis of presentation

The consolidated financial statements include the accounts of CI, CI Investments Inc. ["CI Investments"], United Financial Corporation ["United"], Assante Wealth Management (Canada) Ltd. ["AWM"], Blackmont Capital Inc. ["Blackmont"] [formerly Rockwater Capital Corporation] and their subsidiaries. The consolidated financial statements also include the assets and liabilities and results of operations of variable interest entities where CI is the primary beneficiary. Hereinafter, CI and its subsidiaries are referred to as CI.

Revenue recognition

Management fees are based upon the net asset value of the respective funds and are recognized on an accrual basis. Management fees received in advance of amounts earned are disclosed separately as deferred revenue.

Administration fees and other income are recognized as services are provided under contractual arrangements. Administration fees include commission revenue, which is recorded on a trade date basis, investment banking revenue, which is recorded when earned and is typically the prospectus receipt date, and advisory fees, which are recorded when the services related to the underlying engagements are completed. In addition, administration fees include the realized and unrealized gains and losses on securities owned and sold short that are freely tradable.

Redemption fees payable by securityholders of deferred sales charge mutual funds, the sales commission of which was financed by CI, are recognized as revenue on the trade date of the redemption of the applicable mutual fund securities.

Cash and cash equivalents

Cash and cash equivalents include cash on deposit, highly liquid investments and interest bearing deposits with original maturities of 90 days or less.

Client and trust funds

Client and trust funds on deposit include amounts representing cash held in trust with Canadian financial institutions for clients in respect of self-administered Registered Retirement Savings Plans and Registered Retirement Income Funds, and amounts received from clients for which the settlement date on the purchase of securities has not occurred or accounts in which the clients maintain a cash balance.

Client and trust funds on deposit also include amounts for client transactions that are entered into on either a cash or margin basis and recorded on the trade date of the transaction. Amounts are due from clients on the settlement date of the transaction for cash accounts. For margin accounts, CI extends credit to a client for the purchase of securities, collateralized by the financial instruments in the client's account. Amounts loaned are limited by margin regulations of the Investment Dealers Association of Canada and other regulatory authorities and are subject to CI's credit review and daily monitoring procedures.

The corresponding liabilities related to the above accounts and transactions are included in client and trust funds payable.

Securities owned and sold short

Securities owned and sold short, which are freely tradable, are recorded at market value and any unrealized gain or loss is included in administration fees income. Market value is based on quoted prices, where active markets exist. For securities in non-active markets, market value is based on valuation techniques and management's best estimate of fair value.

Marketable securities

Marketable securities consist of investments in mutual fund securities and publicly traded companies. Prior to the adoption of CICA Section 3855, these investments were carried at the lower of cost and market value and gains and losses on their disposition were recognized using average cost and recorded in net income. As of January 1, 2007, marketable securities are classified as available-for-sale assets and are measured at fair value using quotations in an active market. Realized and unrealized gains and losses are recognized using average cost. Unrealized gains and losses in the fair value of marketable securities are recorded as other comprehensive income until disposed of, at which time any gain or loss is recorded in net income.

Collateralized securities transactions

Securities purchased under agreements to resell ["reverse repurchase agreements"] are accounted for as collateralized lending transactions and are recorded at their initial contractual amounts plus accrued interest. Interest earned on the reverse repurchase agreements is included in other income. CI's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and CI may require counterparties to deposit additional collateral or return collateral pledged, when appropriate, to ensure that the market value of the underlying collateral remains sufficient. Substantially all reverse repurchase agreement activities are transacted under master netting agreements that give CI the right, in the event of default, to liquidate collateral held and to set off receivables and payables with the same counterparty.

CI uses securities lending and borrowing primarily to facilitate the securities settlement process. These arrangements are typically short-term in nature, with interest being received on the cash delivered. These transactions are collateralized by either cash or securities and are subject to daily margin calls for any deficiency between the market value of the security given and the amount of collateral received. CI manages its credit exposure by establishing and monitoring aggregate limits by counterparty for these transactions. Interest earned on cash collateral is based on a negotiated rate and is included in other income.

Capital assets

Capital assets are recorded at cost less accumulated amortization. These assets are amortized over their estimated useful lives as follows:

Computer hardware	30% declining balance or straight-line over three to four years
Computer software	Straight-line over two to four years
Office equipment	20% declining balance or straight-line over five years to ten years
Leasehold improvements	Straight-line over the term of the lease

Deferred sales commissions

Commissions paid on sales of deferred sales charge mutual funds represent commissions paid by CI to brokers and dealers, and are recorded on the trade date of the sale of the applicable mutual fund securities. Deferred sales commissions are recorded net of any write-down for impairment. CI evaluates the carrying value of deferred sales commissions for potential impairment based on estimated discounted future cash flows from fees earned on the related mutual fund securities. Deferred sales commissions are amortized on a straight-line basis over 84 months from the date recorded, except for low-load mutual fund securities, which are amortized on a straight-line basis over 36 months.

Fund contracts

Fund administration contracts and fund management contracts [collectively, "fund contracts"] are recorded net of any write-down for impairment. CI evaluates the carrying value of fund contracts for potential impairment based on estimated discounted future cash flows. These evaluations are performed on an annual basis or more frequently if events or changes in circumstances indicate a potential impairment. Any impairment would be written off to income.

Fund administration contracts are amortized on a straight-line basis over 25 years. Fund management contracts with a finite life are amortized on a straight-line basis over a period of up to 20 years, depending on the contractual terms of such agreements and management's best estimate of their useful lives. Fund management contracts with an indefinite life are not amortized.

Goodwill

Goodwill is recorded as the excess of purchase price over identifiable assets acquired. CI evaluates the carrying value of goodwill for each segment for potential impairment based on comparison to the allocated market capitalization by segment. If this test indicates a potential impairment for any segment, the carrying value of goodwill is evaluated against estimated discounted future cash flows for that segment. These evaluations are performed on an annual basis or more frequently if events or changes in circumstances indicate a potential impairment. Any impairment would be written off to income.

Equity-based compensation

CI has an employee incentive unit option plan, which includes a cash settlement option. Compensation expense is recognized and recorded as a liability based upon the intrinsic value of outstanding unit options at the balance sheet date and the proportion of their vesting periods that have elapsed. On the exercise of unit options for cash, the liability recorded with respect to the options is reduced for the settlement. If unit options are exercised for units, the liability recorded with respect to the options and consideration paid by the option holders are credited to unit capital.

CI also has a deferred equity unit plan for senior executives, investment advisors and other key employees whereby deferred equity units ["DEU Awards"] are granted in lieu of compensation. Compensation expense is recognized and recorded as contributed surplus based upon the market value of DEU Awards at the grant date. Forfeitures of DEU Awards reduce compensation expense to the extent contributed surplus was previously recorded for such awards. On vesting of DEU Awards, unit capital is credited for the amounts initially recorded as contributed surplus to reflect the issuance of unit capital.

Compensation trust

CI uses a compensation trust, which holds CI's Trust units, to fulfill obligations to employees arising from CI's deferred equity unit plan. CI is the primary beneficiary of the trust and therefore, the trust is consolidated in accordance with the principles of CICA Section 1590, *Subsidiaries.*

Income taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings per unit

The treasury stock method is used in the calculation of per unit amounts. Basic earnings per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted earnings per unit is determined by adjusting the weighted average number of units outstanding for the dilutive effect of DEU Awards under the deferred equity unit plan. The employee incentive unit option plan does not have a dilutive effect on earnings per unit as CI accounts for its unit options as a liability.

Foreign currency translation

Monetary assets and liabilities are translated into Canadian dollars using the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated into Canadian dollars using historical exchange rates. Revenue and expenses are translated at average rates prevailing during the period. Other foreign currency transactions are translated into Canadian dollars using the exchange rate in effect on the transaction date. Translation exchange gains and losses are included in other income in the period in which they occur.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Change in accounting policy

On January 1, 2007, CI retroactively adopted, without restatement of prior periods, the Canadian Institute of Chartered Accountants Handbook Section 1530, *Comprehensive Income*; Section 3855, *Financial Instruments – Recognition and Measurement*; and Section 3865, *Hedges*.

CICA Section 3855 requires that all financial assets be classified either as held-for-trading ["HFT"], available-for-sale ["AFS"], held-to-maturity ["HTM"], or loans and receivables, and that financial liabilities be classified either as HFT or other. All financial instruments are initially measured at fair value. After initial recognition, financial instruments classified as HFT or AFS are measured at fair value using quoted market prices in an active market. For financial instruments where an active market does not exist, fair value is based on valuation techniques, unless it is an equity instrument classified as AFS, in which case it is measured at cost. All other financial instruments, which include those classified as HTM investments, loans and receivables and other financial liabilities, are measured at amortized cost using the effective interest rate method and is recognized in other income or interest expense, as applicable. Changes in fair value for financial assets classified as AFS are reflected in other comprehensive income until the financial asset is disposed of, or becomes impaired. Changes in fair value for classifications other than AFS are reflected in earnings.

[in thousands of dollars, except per unit amounts]

CI has determined the following classifications for financial instruments included in CI's accounts:

- Cash and cash equivalents are classified as HFT and measured at fair value.
- Client and trust funds on deposit and accounts receivable are classified as loans and receivables and measured at amortized cost.
- Other assets are classified as loans and receivables and measured at amortized cost, with the exception of a long-term investment asset classified as AFS and measured at fair value. The initial measurement gave rise to a transition adjustment to deficit, beginning of period of $81 [net of income taxes of $39].
- Marketable securities are classified as AFS and measured at fair value. The initial measurement resulted in an unrealized loss of $230 [net of income taxes of $119], reflected as the opening balance of accumulated other comprehensive income.
- Securities owned and sold short, at market, are classified as HFT and measured at fair value.
- Accounts payable, client and trust funds payable, long-term debt and preferred shares issued by subsidiary are classified as other financial liabilities and measured at amortized cost.

CICA Section 1530 introduces standards for the reporting and disclosure of comprehensive income. Comprehensive income includes all changes to unitholders' equity other than those resulting from investments by owners and distributions to owners and is presented in the consolidated statement of income and comprehensive income. In addition to net income, it includes other comprehensive income such as, unrealized gains and losses on financial assets classified as AFS and other changes from non-owner sources. Accumulated other comprehensive income is presented in the consolidated statement of unitholders' equity.

CICA Section 3865 sets standards on when and how hedge accounting may be applied.

2. BUSINESS ACQUISITION

On April 4, 2007, CI acquired control of Rockwater Capital Corporation ["Rockwater"], a full service investment dealer and portfolio management company, and completed its acquisition of all the outstanding shares during the second quarter of 2007. The acquisition was accounted for using the purchase method and the results of operation have been consolidated from the date of the transaction.

As consideration, CI paid $150,251 in cash and issued 2,631,784 in total of Trust units and Exchangeable LP units. The Trust units and Exchangeable LP units of CI issued as consideration were valued at $27.50 per unit, the weighted average price over the five trading days prior to the initial April 2, 2007 expiry date of the offer to purchase.

[in thousands of dollars, except per unit amounts]

Details of the net assets acquired, at fair value, are as follows:

	$
Cash and cash equivalents	15,487
Client and trust funds on deposit	389,839
Accounts receivable and prepaid expenses	121,919
Securities owned	63,707
Capital assets	12,813
Future income taxes	19,642
Fund management contracts	20,000
Other assets	37,105
Accounts payable and accrued liabilities	(120,780)
Client and trust funds payable	(397,676)
Securities sold short	(22,956)
Short-term borrowing	(34,775)
Other liabilities	(43,004)
Preferred shares issued by subsidiary	(18,100)
Goodwill on acquisition	181,900
	225,121

Details of consideration given, at fair value, are as follows:

	$
Cash	150,251
CI Trust units and Exchangeable LP units	72,363
Transaction costs	2,507
	225,121

The acquired fund management contracts include management contracts with an indefinite life valued at $4,500 and management contracts valued at $15,500, which is being amortized over its finite life of 20 years.

The goodwill on acquisition is not deductible for income tax purposes. Goodwill of $43,400 relates to the Asset Management segment and $138,500 relates to the Asset Administration segment.

Included in other liabilities at the date of acquisition are accruals for severance and exit costs of $19,000, of which $12,233 has been paid as at December 31, 2007.

[in thousands of dollars, except per unit amounts]

3. CURRENT ASSETS AND LIABILITIES

[a] Securities owned and sold short

Securities owned and sold short consist of the following as at December 31, 2007:

	Securities owned $	Securities sold short $
Money market instruments	13,589	—
Corporate and government debt	41,121	27,089
Equity securities	14,822	1,265
	69,532	28,354

As at December 31, 2007, corporate and government debt maturities range from 2008 to 2034 and bear interest at rates ranging from 2.70% to 12.75%.

[b] Securities lending and borrowing and reverse repurchase agreements

Securities lending and borrowing and reverse repurchase agreements consist of the following as at December 31, 2007:

	Cash		Securities	
	Loaned or delivered as collateral $	Borrowed or received as collateral $	Borrowed or received as collateral $	Loaned or delivered as collateral $
Securities lending and borrowing	46,780	23,828	46,481	21,224
Reverse repurchase agreements	38,477	—	38,498	—

CI uses securities lending and borrowing and reverse purchase agreements primarily to facilitate the securities settlement process. These transactions are typically short-term in nature, fully collateralized by either cash or securities and are subject to daily margin calls for any deficiency between the market value of the security given and the amount of collateral received. CI manages its credit exposure by establishing and monitoring aggregate limits by counterparty for these transactions. Cash loaned or delivered as collateral is included in accounts receivable and cash borrowed or received as collateral is included in accounts payable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[in thousands of dollars, except per unit amounts]

December 31, 2007 and 2006, and May 31, 2006

4. CAPITAL ASSETS

Capital assets consist of the following as at period end:

	December 31, 2007		December 31, 2006		May 31, 2006	
	Cost $	Accumulated amortization $	Cost $	Accumulated amortization $	Cost $	Accumulated amortization $
Computer hardware and software	**29,391**	**20,098**	40,249	26,143	39,230	21,095
Office equipment	**13,059**	**6,909**	10,459	8,042	10,215	7,598
Leasehold improvements	**26,914**	**7,419**	21,082	4,877	17,560	3,957
	69,364	**34,426**	71,790	39,062	67,005	32,650
Less accumulated amortization	**34,426**		39,062		32,650	
Net book value	**34,938**		32,728		34,355	

5. FUND CONTRACTS

Fund contracts consist of the following as at period end:

	December 31, 2007		December 31, 2006		May 31, 2006	
	Cost $	Accumulated amortization $	Cost $	Accumulated amortization $	Cost $	Accumulated amortization $
Fund administration contracts	**37,600**	**6,040**	37,600	4,535	37,600	3,658
Fund management contracts *[note 2]*						
Finite life	**27,500**	**6,706**	12,000	4,625	12,000	3,750
Indefinite life	**967,082**	**—**	962,582	—	962,582	—
	1,032,182	**12,746**	1,012,182	9,160	1,012,182	7,408
Less accumulated amortization	**12,746**		9,160		7,408	
Net book value	**1,019,436**		1,003,022		1,004,774	

During the year ended May 31, 2006, CI disposed of its VentureLink fund management contracts, which had a cost of $5,000, and related accounts receivable in return for a loan and investment in the acquiring entity. In addition, CI is entitled to ongoing fees equal to a percentage of the related assets under management over an eight-year period.

[in thousands of dollars, except per unit amounts]

6. OTHER ASSETS, INCOME AND EXPENSES

Other assets consist mainly of an investment in a limited partnership, long-term accounts receivable, prepaid expenses, deferred charges and loans advanced to employees, investment advisors and capital markets professionals. Other income consists mainly of institutional management fees, custody fees, equity income, interest income and fees earned from collateralized securities transactions. Other expenses consist mainly of institutional management expenses, distribution fees to limited partnerships and capital taxes.

CI has an employee unit purchase loan program for key employees. These loans are renewable yearly and bear interest at prescribed rates. As at December 31, 2007, the carrying amount of employee unit purchase loans is $16,317 [December 31, 2006 - $10,688; May 31, 2006 - $4,129] and is included in other assets. These loans become due immediately upon termination of employment or sale of the units that are held as collateral. As at December 31, 2007, the units held as collateral have a market value of approximately $35,037 [December 31, 2006 - $26,880; May 31, 2006 - $23,545].

CI has a hiring and retention incentive program whereby loans are extended to investment advisors and capital markets professionals. These loans are initially recorded at their principal amount, may bear interest at prescribed rates and are forgiven on a straight-line basis over the applicable contractual period, which varies in length from three to seven years. The forgiven amount is included in selling, general and administration expenses. As at December 31, 2007, loans to investment advisors and capital markets professionals of $44,127 [December 31, 2006 - $4,432; May 31, 2006 - $3,800] is included in other assets. These loans become due on demand upon termination or breach in the terms of the agreements.

7. LONG-TERM DEBT

CI has arranged a revolving credit facility with two Canadian chartered banks for general corporate purposes for $1,000,000. Amounts may be borrowed under this facility in Canadian dollars through prime rate loans, which bear interest at the greater of the bank's prime rate and one-month bankers' acceptance rates plus 0.75%, or bankers' acceptances, which bear interest at bankers' acceptance rates plus 0.30%. Amounts may also be borrowed in U.S. dollars through base rate loans, which bear interest at the greater of the bank's reference rate for loans made by it in Canada in U.S. funds and the federal funds overnight rate plus 0.75%, or LIBOR loans which bear interest at LIBOR plus 0.30%.

[in thousands of dollars, except per unit amounts]

CI may also borrow under this facility in the form of letters of credit, which bear a fee of 0.30% on any undrawn portion. As at December 31, 2007, CI had accessed $720 [December 31, 2006 - $840; May 31, 2006 - $3,069] by way of letters of credit.

Loans are made by the banks under a 364-day revolving credit facility, the term of which may be extended annually at the banks' option. If the banks elect not to extend the term, the outstanding principal amount shall be repaid in equal monthly instalments over the following four years.

The facility is collateralized by a registered general security agreement from CI and certain subsidiaries of CI, assignment of the shares in CI Investments, United, AWM, and certain subsidiaries of AWM, and assignment of the management agreements and redemption fees of CI Investments and United. The facility also requires CI to meet certain financial covenants on a quarterly basis, including a debt service ratio [EBITDA divided by interest and principal payable in current quarter] that must not be less than 1.5:1 and a funded debt to EBITDA ratio that must not be more than 2.25:1.

As at December 31, 2007, $927,941 [December 31, 2006 - $576,063; May 31, 2006 - $417,129] has been drawn on this facility in the form of bankers' acceptances at an effective interest rate of 4.90% [December 31, 2006 - 4.60%; May 31, 2006 - 4.48%]. As at December 31, 2007 and 2006, nil [May 31, 2006 - $57,861 at an effective interest rate of 3.41%] had been drawn in the form of LIBOR loans. Interest expense attributable to the long-term debt for the year ended December 31, 2007 was $37,775 [seven-month period ended December 31, 2006 - $12,939; year ended May 31, 2006 - $12,503].

On January 14, 2008, the revolving credit facility was amended to increase the amount that may be borrowed under the facility to $1,100,000.

8. PREFERRED SHARES ISSUED BY SUBSIDIARY

As at December 31, 2007, there are 20,662,500 preferred shares issued and outstanding. These preferred shares were issued by a subsidiary of Rockwater on December 31, 2004. The preferred shares vest in equal instalments over a three-year period and will be redeemed or purchased for $1.00 per share, subject to adjustments, on December 31, 2009. The preferred shares do not have any entitlement to dividends nor do they have any voting rights.

9. UNIT CAPITAL

[a] Authorized and issued

A summary of the changes to CI's unit capital pursuant to the Conversion from a corporation to an income trust on June 30, 2006 is as follows:

Units	Number of units *[in thousands]*	Stated value $
Authorized:		
An unlimited number of Trust units of CI,		
A limited number of Exchangeable LP units of Canadian International LP and special voting units of CI.		
Trust units, balance, June 30, 2006	—	—
Conversion from CI Financial Inc. common shares	137,886	813,263
Issuance of unit capital	4	120
Unit repurchase	(4,267)	(25,171)
Conversion from Exchangeable LP units	51	301
Trust units, balance, December 31, 2006	**133,674**	**788,513**
Issuance of unit capital *[note 2]*	**4,443**	**126,519**
Issuance of unit capital on vesting of deferred equity units	**71**	**1,994**
Unit repurchase	**(3,232)**	**(21,292)**
Unit repurchase for deferred equity unit plan	**(1,214)**	**(7,289)**
Conversion from Exchangeable LP units	**971**	**5,785**
Trust units, balance, December 31, 2007	**134,713**	**894,230**
Exchangeable LP units, balance, June 30, 2006	—	—
Conversion from CI Financial Inc. common shares	146,510	864,260
Conversion to Trust units	(51)	(301)
Exchangeable LP units, balance December 31, 2006	**146,459**	**863,959**
Issuance of unit capital *[note 2]*	**1,313**	**36,097**
Conversion to Trust units	**(971)**	**(5,785)**
Exchangeable LP units, balance, December 31, 2007	**146,801**	**894,271**
Trust and Exchangeable LP units, December 31, 2006	**280,133**	**1,652,472**
Trust and Exchangeable LP units, December 31, 2007	**281,514**	**1,788,501**

A summary of the changes to CI's share capital prior to the Conversion from a corporation to an income trust on June 30, 2006 is as follows:

Common shares	Number of units *[in thousands]*	Stated value $
Balance, May 31, 2005	286,643	1,690,663
Issuance of share capital	6	120
Share repurchase	(968)	(5,710)
Balance, May 31, 2006	**285,681**	**1,685,073**
Issuance of share capital	1	37
Share repurchase	(1,286)	(7,587)
Conversion to Trust units	(137,886)	(813,263)
Conversion to Exchangeable LP units	(146,510)	(864,260)
Balance, June 30, 2006	—	—

During the year ended December 31, 2007, 3,232,100 Trust units [seven-month period ended December 31, 2006 - 5,553,300 units; year ended May 31, 2006 - 968,100 units] were repurchased under a normal course issuer bid at an average cost of $26.67 per unit [seven-month period ended December 31, 2006 - $25.75 per unit; year ended May 31, 2006 - $20.20 per unit] for a total consideration of $86,198 [seven-month period ended December 31, 2006 - $143,020; year ended May 31, 2006 - $19,551]. Deficit was increased by $64,906 [seven-month period ended December 31, 2006 - $110,262; year ended May 31, 2006 - $13,841] for the cost of the units repurchased in excess of their stated value.

During the year ended December 31, 2007, 1,214,200 Trust units were repurchased for CI's deferred equity unit plan for total consideration of $29,024 increasing the deficit by $26,097. Included in the cost of the units repurchased was $11,339 resulting from the acquisition of Rockwater, which was credited to contributed surplus. In addition, 581,870 units were issued to the compensation trust, which has been consolidated, at a value of $15,999 in exchange for common shares of Rockwater and was recorded as a unit repurchase and credited to contributed surplus.

On June 19, 2007, CI issued 3,700,000 Trust units, at the market price of $28.67 per unit, by way of private placement, of which, 2,300,000 units were issued to Sun Life Financial Inc., a related party, in exchange for cash.

[b] Employee incentive unit option plan

CI Financial Inc. [the "Company"] had an employee stock option plan [the "Plan"] as amended and restated on April 9, 2003 for the executives and key employees of the Company. On June 30, 2006, as part of the Conversion, the Plan was amended and restated and all options under the Plan were exchanged for unit options [the "Unit Option Plan"]. The unit options are the economic equivalent of the exchanged Company options [except that the unit options will be exercised for Trust units, rather than common shares].

On May 17, 2007, the Unit Option Plan was amended and restated to increase the maximum number of Trust units that may be issued to 14,000,000 units [December 31, 2006 - 7,001,412 units; May 31, 2006 - 41,722,566 shares]. As at December 31, 2007, there are 2,878,254 units [December 31, 2006 - 4,539,300 units, May 31, 2006 - 7,253,338 shares] reserved for issuance on exercise of unit options. These options vest over periods of up to five years, may be exercised at prices ranging from $10.51 to $41.14 per Trust unit with a total intrinsic value of $28,929 as at December 31, 2007 and expire at dates up to 2011.

A summary of the changes in the Unit Option Plan is as follows:

	Number of options *[in thousands]*	**Weighted average exercise price** **$**
Options outstanding, May 31, 2005	8,399	13.37
Options granted	2,194	18.15
Options exercised	(3,304)	11.49
Options cancelled	(36)	15.15
Options outstanding, May 31, 2006	7,253	15.66
Options exercisable , May 31, 2006	3,707	13.96
Options granted	—	—
Options exercised	(2,692)	14.57
Options cancelled	(22)	16.50
Options outstanding, December 31, 2006	**4,539**	**16.30**
Options exercisable, December 31, 2006	**1,774**	**14.79**
Conversion of Rockwater stock options	**398**	**35.96**
Options exercised	**(1,943)**	**15.26**
Options cancelled	**(116)**	**38.75**
Options outstanding, December 31, 2007	**2,878**	**18.80**
Options exercisable, December 31, 2007	**2,103**	**18.98**

In conjunction with the acquisition of Rockwater, the outstanding stock options of Rockwater were converted to unit options under CI's Unit Option Plan.

The option component of equity-based compensation expense under the Unit Option Plan for the year ended December 31, 2007 of $12,316 [seven-month period ended December 31, 2006 - expense recovery of $2,805; year ended May 31, 2006 - expense of $79,477] has been included in selling, general and administrative expenses.

Options outstanding and exercisable as at December 31, 2007 are as follows:

Exercise price $	**Number of options outstanding** *[in thousands]*	**Weighted average remaining contractual life** *[years]*	**Number of options exercisable** *[in thousands]*
10.51	114	0.3	114
15.59	454	1.3	454
15.67	5	1.8	5
17.04	670	2.4	670
18.15	1,357	2.5	612
18.94	14	3.0	9
19.34	2	2.6	1
20.02	5	2.3	3
23.06	17	3.1	6
23.09	3	3.8	1
25.55	14	3.6	5
25.62	4	1.9	4
26.70	8	2.0	8
29.95	3	1.6	3
32.47	5	1.0	5
33.20	5	1.4	5
33.56	49	0.3	49
36.44	3	0.1	3
41.14	146	1.1	146
10.51 to 41.14	**2,878**	**2.1**	**2,103**

[c] Deferred equity unit plan

CI has a deferred equity unit plan ["DEU Plan"] for senior executives, investment advisors and other key employees. DEU Awards are granted to eligible participants in lieu of compensation and vest over a period of up to three years. Each vested DEU Award entitles the participant to receive one Trust unit of CI. Compensation expense is recognized and credited to contributed surplus. Upon vesting, amounts previously recorded as contributed surplus are credited to unit capital. During the year ended December 31, 2007, CI recognized compensation expense of $13,956 and on vesting of 71,000 DEU Awards, credited unit capital for $1,994. As at December 31, 2007, the unamortized value of DEU Awards outstanding is $6,341.

[d] Compensation trust

CI uses a compensation trust to acquire Trust units on the open market in order to fulfill its obligations under the DEU Plan.

A summary of the changes in the DEU Awards outstanding and the Trust units repurchased by the compensation trust for the DEU Plan is as follows:

	Number of DEU's *[in thousands]*
DEU Awards outstanding, December 31, 2006	—
Granted	824
Conversion of Rockwater deferred stock units	958
Cancelled	(36)
Vested	(71)
DEU Awards outstanding, December 31, 2007	1,675
Trust units held by the compensation trust, December 31, 2006	—
Units repurchased for DEU Plan	1,214
Conversion of Rockwater deferred stock units	582
Released on vesting	(71)
Trust units held by the compensation trust, December 31, 2007	1,725

In conjunction with the acquisition of Rockwater, the outstanding deferred stock units of Rockwater were converted to deferred equity units under CI's DEU Plan.

[e] Stock appreciation rights

In conjunction with the acquisition of AWM in fiscal 2004, CI issued share appreciation rights to certain former AWM option holders. The intrinsic value of these rights at the date of grant was included as a liability in the fair value of net assets acquired. These rights are vested and may only be settled for cash. As at December 31, 2007, included in the equity-based compensation liability are nil share appreciation rights [December 31, 2006 - 220,101; May 31, 2006 - 253,652] outstanding with an intrinsic value of nil [December 31, 2006 - $2,945; May 31, 2006 - $4,487]. For the year ended December 31, 2007, CI recognized an expense recovery of $243 [seven-month period ended December 31, 2006 - expense recovery of $1,020; year ended May 31, 2006 - expense of $7,391] related to these rights, which has been included in selling, general and administrative expenses.

[f] Basic and diluted earnings per unit

The weighted average number of units outstanding is as follows:

[in thousands]	**Year ended December 31, 2007**	**Seven-month period ended December 31, 2006**	**Year ended May 31, 2006**
Basic	282,214	283,210	285,936
Diluted	283,301	283,210	285,936

[g] Maximum share dilution

The following table presents the maximum number of units that would be outstanding if all the outstanding options as at January 31, 2008 were exercised:

[in thousands]	$
Units outstanding at January 31, 2008	279,277
DEU Awards outstanding	1,366
Options to purchase Trust units	2,834
	283,477

[in thousands of dollars, except per unit amounts]

10. DISTRIBUTIONS

Distributions are declared quarterly to unitholders of record on or about the last business day of each month and are paid on or about the 15th of the following month. The Board of Trustees of CI is required to declare distributions in the amount of the distributable cash flow for each period. Distributable cash flow is the cash flow of CI adjusted, at the discretion of the Board of Trustees, for certain factors, including consideration of recent and anticipated cash flow.

Distributions declared during the seven-month period ended December 31, 2006 and year ended December 31, 2007 were as follows:

Record date	Payment date	Cash distribution per Trust unit $	Cash distribution per Exchangeable LP unit $	Total distribution amount $
June 30, 2006	July 15, 2006	0.1675	0.1675	47,636
July 31, 2006	August 15, 2006	0.1675	0.1675	47,640
August 31, 2006	September 15, 2006	0.1675	0.1675	47,578
September 30, 2006	October 13, 2006	0.1675	0.1675	47,582
October 31, 2006	November 15, 2006	0.1675	0.1675	47,552
November 30, 2006	December 15, 2006	0.1675	0.1675	46,806
December 31, 2006	January 15, 2007	0.0900	0.0900	25,212
January 1, 2007	January 15, 2007	0.0900	0.0900	25,327
January 31, 2007	February 15, 2007	0.1800	0.1800	50,424
February 28, 2007	March 15, 2007	0.1800	0.1800	50,543
March 31, 2007	April 13, 2007	0.1800	0.1800	50,397
April 30, 2007	May 15, 2007	0.1800	0.1800	50,824
May 31, 2007	June 15, 2007	0.1800	0.1800	50,836
June 30, 2007	July 13, 2007	0.1800	0.1800	51,529
July 31, 2007	August 15, 2007	0.1800	0.1800	51,528
August 31, 2007	September 14, 2007	0.1900	0.1900	54,392
September 30, 2007	October 15, 2007	0.1900	0.1900	54,392
October 31, 2007	November 15, 2007	0.1900	0.1900	54,368
November 30, 2007	December 14, 2007	0.1900	0.1900	54,165
December 31, 2007	January 15, 2008	0.1400	0.1400	39,709
January 1, 2008	January 15, 2008	0.0500	0.0500	14,109
January 31, 2008	February 15, 2008	0.1900	0.1900	53,818

On January 23, 2008, CI announced its 2008 distribution policy and the Board of Trustees approved a monthly cash distribution of $0.16 per Trust unit and $0.16 per Exchangeable LP unit commencing with the February 29, 2008 record date and March 15, 2008 payment date.

[in thousands of dollars, except per unit amounts]

11. FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments approximate their carrying amounts in the consolidated balance sheets.

Derivative financial instruments may be used to mitigate equity market and foreign exchange exposures.

On June 30, 2006, CI entered into a total return swap transaction agreement [the "Agreement"] with a Canadian chartered bank to mitigate CI's exposure to the price of CI's Trust units along with fluctuations in its equity-based compensation. Under the Agreement, the bank would accumulate units of CI through purchases on the Toronto Stock Exchange and would pay CI the total return, if positive, on the stock and CI would pay the bank the total return, if negative. In addition, CI would pay the bank interest on the aggregate purchase amount at bankers' acceptance rates. The total return swap was measured at fair value and any resulting gains or losses were recognized in income. CI terminated this Agreement during the seven-month period ended December 31, 2006, which resulted in a decrease in the equity-based compensation liability and cash by $9,992.

CI may enter into forward contracts to manage its foreign exchange exposure related to its investments in U.S. dollar denominated hedge funds and to manage CI's exposure to currency risk related to clients and principal trading in foreign currencies. Forward contracts are measured at fair value and any resulting gains or losses are recognized in income in the period in which they occur.

Forward contracts outstanding as at December 31, 2007 are as follows:

Forward Contracts	Notional Amount $	Average Price $	Maturity Date	Spot Rate $	Fair Value $
To sell US dollars	2,182	0.9903	January 4, 2008	0.9984	(18)
To buy US dollars	4,424	0.9856	January 4, 2008	0.9984	56

[in thousands of dollars, except per unit amounts]

12. RELATED PARTY TRANSACTIONS

CI enters into transactions related to the advisory and distribution of its mutual and segregated funds with Sun Life Financial Inc. ["Sun Life"], a unitholder of CI. These transactions are in the normal course of operations and have been recorded at the agreed upon exchange amounts. During the year ended December 31, 2007, CI incurred charges for deferred sales commissions of $46,366 [seven-month period ended December 31, 2006 - $20,328; year ended May 31, 2006 - $44,376], and trailer fees of $101,713 [seven-month period ended December 31, 2006 - $50,944; year ended May 31, 2006 - $78,264] which were paid or payable to Sun Life. The balance payable to Sun Life as at December 31, 2007 of $8,476 [December 31, 2006 - $7,799; May 31, 2006 - $7,106] is included in accounts payable and accrued liabilities. In addition, Sun Life has agreed to reimburse CI for a portion of any losses realized on certain investments related to the acquisition of IQON Financial Management Inc. in fiscal 2005. Based on the estimated fair value of these investments as at December 31, 2006, CI's portion of the estimated losses is not significant to its financial position or results of operations.

13. INCOME TAXES

CI qualifies as a "mutual fund trust" as defined in the Income Tax Act (Canada) ["Tax Act"]. CI intends to make sufficient distributions of its net income for tax purposes and net realized capital gains each year such that it will generally not be liable in that year for income tax under Part I of the Tax Act. Canadian International LP is not subject to tax under the Tax Act. Each partner is required to include in computing the partner's income for a particular taxation year the partner's share of the net income or loss of Canadian International LP. All corporate subsidiaries of CI are subject to tax and their income tax expense is reflected in the consolidated financials statements.

On June 12, 2007, federal legislation was substantively enacted to impose a tax, at a rate of 31.5%, on distributions paid by publicly traded income trusts effective January 1, 2011. Prior to this, CI estimated the future income tax relating to certain future tax liabilities at a nil effective tax rate. As a result of the new legislation, CI is required to record a future tax liability on the post 2010 reversals of temporary differences at a rate of 31.5%. This resulted in an increase in future income tax liability and corresponding income tax expense of $5,385 during the year ended December 31, 2007.

On October 31, 2007, the federal government proposed that the federal corporate income tax rates for 2008 to 2012 and later years be reduced from the then enacted range of 20.5% to 18.5% to the reduced rate range of 19.5% to 15%. On December 14, 2007, these tax rate changes became substantively enacted. As a result, CI's net future income tax liability was reduced by $36,423, which was recognized during the year ended December 31, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[in thousands of dollars, except per unit amounts]

December 31, 2007 and 2006, and May 31, 2006

The following is a reconciliation between CI's statutory and effective income tax rates:

	Year ended December 31, 2007 $	Seven-month period ended December 31, 2006 $	Year ended May 31, 2006 $
Combined Canadian federal and provincial income tax rate	**36.0**	36.0	36.0
Increase (decrease) in income taxes resulting from:			
Income distributed to unitholders	**(41.0)**	(34.3)	—
Impact of rate changes on future income taxes	**(6.8)**	(11.1)	—
Non-taxable portion of capital gains	—	—	(1.3)
Other, net	**0.4**	(0.2)	0.2
	(11.4)	(9.6)	34.9

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of CI's future income tax liabilities and assets as at period end are as follows:

	December 31, 2007 $	December 31, 2006 $	May 31, 2006 $
Future income tax liabilities			
Fund contracts	**284,702**	318,896	351,177
Deferred sales commissions	**171,768**	163,335	162,485
Other	**3,969**	7,258	22,271
Total future income tax liabilities	**460,439**	489,489	535,933
Future income tax assets			
Equity-based compensation	**8,756**	14,572	34,020
Non-capital loss carryforwards	**85,282**	34,147	5,180
Other	**28,190**	11,728	7,579
Total future income tax assets	**122,228**	60,447	46,779
Net future income tax liabilities	**338,211**	429,042	489,154

[in thousands of dollars, except per unit amounts]

The net future income tax liabilities are classified in the consolidated balance sheets as follows:

	December 31, 2007	December 31, 2006	May 31, 2006
	$	$	$
Current future income tax assets	**8,756**	14,572	35,960
Non-current future income tax liabilities	**346,967**	443,614	525,114

14. SEGMENTED INFORMATION

CI has two reportable segments: Asset Management and Asset Administration. These segments reflect CI's internal financial reporting and performance measurement.

The Asset Management segment includes the operating results and financial position of CI Investments and United excluding AWM, which derive their revenues principally from the fees earned on the management of several families of mutual and segregated funds.

The Asset Administration segment includes the operating results and financial position of Blackmont and AWM and its subsidiaries, including Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

[in thousands of dollars, except per unit amounts]

Segmented information for the year ended December 31, 2007 is as follows:

	Asset management $	Asset administration $	Intersegment elimination $	Total $
Management fees	1,292,726	—	—	1,292,726
Administration fees	—	402,578	(110,281)	292,297
Other revenue	55,618	14,266	—	69,884
Total revenue	**1,348,344**	**416,844**	**(110,281)**	**1,654,907**
Selling, general and administrative	242,055	104,640	—	346,695
Trailer fees	384,045	—	(15,200)	368,845
Investment dealer fees	—	280,215	(91,083)	189,132
Amortization of deferred sales commissions and fund contracts	124,214	1,504	(2,240)	123,478
Other expenses	18,705	7,161	—	25,866
Total expenses	**769,019**	**393,520**	**(108,523)**	**1,054,016**
Income before income taxes and non-segmented items	**579,325**	**23,324**	**(1,758)**	**600,891**
Interest expense				(39,598)
Recovery of income taxes				63,762
Net income for the period				**625,055**
Identifiable assets	1,988,253	517,973	(12,603)	2,493,623
Goodwill	858,703	274,223	—	1,132,926
Total assets	**2,846,956**	**792,196**	**(12,603)**	**3,626,549**

[in thousands of dollars, except per unit amounts]

Segmented information for the seven-month period ended December 31, 2006 is as follows:

	Asset management $	Asset administration $	Intersegment elimination $	Total $
Management fees	693,759	—	—	693,759
Administration fees	—	138,974	(59,169)	79,805
Other revenue	26,983	4,422	—	31,405
Total revenue	**720,742**	**143,396**	**(59,169)**	**804,969**
Selling, general and administrative	119,299	28,496	—	147,795
Trailer fees	200,891	—	(7,543)	193,348
Investment dealer fees	—	110,924	(49,741)	61,183
Amortization of deferred sales commissions and fund contracts	59,694	877	(1,293)	59,278
Other expenses	5,964	189	—	6,153
Total expenses	**385,848**	**140,486**	**(58,577)**	**467,757**
Income before income taxes and non-segmented items	**334,894**	**2,910**	**(592)**	**337,212**
Interest expense				(13,600)
Recovery of income taxes				31,057
Net income for the period				**354,669**
Identifiable assets	1,761,965	38,370	(11,959)	1,788,376
Goodwill	815,303	135,723	—	951,026
Total assets	**2,577,268**	**174,093**	**(11,959)**	**2,739,402**

[in thousands of dollars, except per unit amounts]

Segmented information for the year ended May 31, 2006 is as follows:

	Asset management $	Asset administration $	Intersegment elimination $	Total $
Management fees	1,110,019	—	—	1,110,019
Administration fees	—	241,502	(109,721)	131,781
Other revenue	72,148	9,480	—	81,628
Total revenue	**1,182,167**	**250,982**	**(109,721)**	**1,323,428**
			—	
Selling, general and administrative	303,105	50,517		353,622
Trailer fees	307,113	—	(16,131)	290,982
Investment dealer fees	—	187,123	(87,776)	99,347
Amortization of deferred sales commissions and fund contracts	82,360	1,504	(1,843)	82,021
Other expenses	7,928	954	—	8,882
Total expenses	**700,506**	**240,098**	**(105,750)**	**834,854**
Income before income taxes and non-segmented items	**481,661**	**10,884**	**(3,971)**	**488,574**
Interest expense				(13,932)
Provision for income taxes				(165,604)
Net income for the period				**309,038**
Identifiable assets	1,704,914	180,257	(11,367)	1,873,804
Goodwill	815,303	135,723	—	951,026
Total assets	**2,520,217**	**315,980**	**(11,367)**	**2,824,830**

[in thousands of dollars, except per unit amounts]

15. COMMITMENTS AND CONTINGENCIES

Lease commitments

CI has entered into leases relating to the rental of office premises and computer equipment. The approximate future minimum annual rental payments under such leases are as follows:

	$
2008	18,999
2009	14,207
2010	10,811
2011	7,200
2012	5,608
2013 and thereafter	8,736

Unitholder advisor agreements

CI is a party to unitholder advisor agreements, which provide that the unitholder advisor has the option to require CI to purchase a practice that cannot otherwise be transitioned to a qualified buyer. The purchase price would be in accordance with a pre-determined formula contained in the unitholder advisor agreements.

Indemnities

CI has agreed to indemnify its trustees, directors and officers, and certain of its employees in accordance with its by-laws. CI maintains insurance policies that may provide coverage against certain claims.

Litigation

CI is engaged in litigation arising in the ordinary course of business. None of this litigation is expected to have a material adverse effect on the financial position or results of operations of CI.

16. FUTURE ACCOUNTING CHANGES

On January 1, 2008, CI will adopt CICA Handbook Section 1535, *Capital Disclosures*, Section 3862, *Financial Instruments - Disclosures* and Section 3863, *Financial Instruments - Presentation.*

CICA Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital.

CICA Section 3862 and CICA Section 3863 enhance disclosures to enable users to evaluate the significance of financial instruments, the nature and extent of risks arising from financial instruments and how an entity manages such risks. The new standards require specific qualitative and quantitative disclosures about each type of risk. This includes new requirements to quantify certain risk exposures and to provide sensitivity analysis for some risks.

These standards require significant new disclosures in the notes to the consolidated financial statements. However, they are not expected to have a significant impact on the financial position or results of operations of CI.

82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC, CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces Distribution for Month Ending February 29, 2008

Toronto, February 1, 2008 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending February 29, 2008 of $0.04167 per Priority Equity Share and $0.0875 per Class A Share payable on February 29, 2008 to unitholders of record as at February 15, 2008.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with tax-efficient fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about January 31, 2011 to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's investment objectives for the Class A Shares are to provide holders of Class A Shares with regular tax-efficient monthly cash distributions targeted to be $0.0875 per Class A Share to yield 7.0% per annum on the original issue price and on or about January 31, 2011, to pay to the holders of Class A Shares at least the original issue price of the Class A Shares.

The Corporation's Priority Equity Shares and Class A Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A and CXC respectively.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cvb\funds\skylon\distributions\2008\feb\rel-cxc.doc

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports sales and assets for January

TORONTO (February 1, 2008) – CI Financial Income Fund ("CI") today reported assets under management of $64.3 billion and total fee-earning assets of $99.2 billion as of January 31, 2008.

"In spite of the high levels of volatility in global markets in January, our core business remains solid," said Stephen A. MacPhail, CI President.

"Gross sales of over $1 billion represent an increase over previous months, and our newer initiatives in particular are selling well, including T-Class funds and the Sun*Wise* Elite Plus Segregated Funds. In addition, the Cambridge Funds, which feature the highly regarded portfolio manager Alan Radlo, have been very well received and have gathered $40 million in assets since their launch on January 7."

During the month, CI had gross sales of $1.03 billion and net redemptions of $490 million. The net redemptions were the result of transactions in institutional accounts. First, an institutional client is reallocating investments from CI mutual funds to CI pooled funds. That process resulted in net redemptions of $165 million in assets that are expected to be reinvested at CI in the coming months. Second, another $310 million in redemptions related to several series of deposit notes, which use asset allocation strategies in which money is moved out of the underlying funds when related markets are declining.

CI's assets under management at January 31, 2008 consisted of investment funds and pools at CI Investments Inc. and United Financial Corporation of $61.0 billion, institutional assets at KBSH Capital Management Inc. of $2.9 billion and structured product assets of $514 million. CI also reported assets under administration of $33.3 billion, which consisted of $24.6 billion in assets under administration at Assante Wealth Management (Canada) Ltd. and assets under administration at Blackmont Capital Inc. of $8.7 billion.

The decline in assets under management during the month of 4.2% compares with declines in the S&P/TSX Composite Index of 4.7%, the S&P 500 of 4.9% and the MSCI World Index of 6.5% (all in Canadian dollars).

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website in the Statistics section.

CI Financial **News Release**

CI FINANCIAL INCOME FUND January 31, 2008 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Total long-term	$899	$1,431	-$532
Total short-term	$129	$87	$42
TOTAL RETAIL FUNDS	$1,028	$1,518	-$490

FEE-EARNING ASSETS	December 31/07 (millions)	January 31/08 (millions)	% Change
Retail managed funds	$63,626	$60,960	-4.2%
Structured products	531	514	-3.2%
TOTAL retail assets under management	$64,157	$61,474	-4.2%
Institutional managed assets	3,014	2,860	-5.1%
TOTAL assets under management	$67,171	$64,334	-4.2%
Assante assets under administration*	25,658	24,580	-4.2%
Blackmont assets under administration	9,129	8,749	-4.2%
TOTAL assets under administration	$34,787	$33,329	-4.2%
CI other fee-earning assets	1,662	1,578	-5.1%
TOTAL FEE-EARNING ASSETS	$103,620	$99,241	-4.2%

AVERAGE RETAIL ASSETS UNDER MANAGEMENT	December 31/07 (millions)	January 31/08 (millions)	% Change
Monthly	$64,339	$62,056	-3.5%
Quarter-to-date	$64,485	$62,056	-3.8%
Fiscal year-to-date	$64,958	$62,056	-4.5%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2007 (millions)	Fiscal 2008 (millions)	% Change
Fiscal year average retail assets	$64,958	$62,056	-4.5%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
LP units	146,746,732	Bank debt	$999
Trust units	139,407,272	Cash & marketable securities	(142)
Total outstanding units	286,154,004	Net debt outstanding	$857
Quarter-to-date weighted average units outstanding	280,697,397	Net debt to annualized EBITDA (most recent quarter)	1.17:1
Yield at $21.70	8.8%	In-the-money equity comp. liability (net of tax)	$18
In-the-money options	2,577,205	Terminal redemption value of funds	$776
Percentage of all options	91%	Quarter-to-date equity-based compensation**	-$15
All options % of units	1.0%		

*Includes United Financial investment funds

**Based on marked-to-market pre-tax equity-based compensation expense accrual from change in unit price and vesting from last quarter-end ($28.07) to January 31, 2008 ($21.70).

CI Financial **News Release**

GEOGRAPHIC EXPOSURE OF AUM			
Canada	47%	**Asia**	4%
United States	22%	**Other**	3%
Europe	12%	**Cash**	12%

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure that does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. However, management believes that most unitholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information:
Stephen A. MacPhail
President
(416) 364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial announces earnings conference call and webcast

TORONTO (February 14, 2008) – CI Financial Income Fund ("CI") today announced that it will hold a conference call and webcast on February 20, 2008, at 2 p.m. Eastern Time to discuss its financial results for the fourth quarter and year ending December 31, 2007. Chief Executive Officer William T. Holland will host the call.

The webcast, which will include a slide presentation, will be available at www.ci.com/q4. Alternatively, investors may listen to the discussion by dialling (416) 644-3416 or 1-800-732-9307.

The call will be available for playback later that day until March 5, 2008, at (416) 640-1917 or 1-877-289-8525 (passcode: 21262740, followed by the number sign). The webcast will be archived at www.ci.com/q4. CI expects to release its results at about 12:00 p.m. on February 20 on Canada Newswire and www.ci.com/cix.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company with approximately $99.2 billion in fee-earning assets at January 31, 2008. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

-30-

For further information:
Stephen A. MacPhail
President
Tel.: (416) 364-1145

82-4994

CI Investments
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions for Month Ending February 29, 2008

Toronto, February 15, 2008 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending February 29, 2008 payable on March 14, 2008 to unitholders of record as at February 29, 2008:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2008\feb\rel-aggregate.doc

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Indicative Distribution For Next Twelve Months

Toronto, February 15, 2008 – CI Investments Inc. as manager of Skylon Growth & Income Trust (the "Trust") announces an indicative distribution for the following twelve months of $0.70 per unit ($0.05833 per month). This is based upon the prevailing market conditions and the Manager's estimate of distributable cash flow for the year.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Trust's portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\ci\funds\skylon\distributions\distributions\2008\feb\rel-skg-indicative.doc

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports results for 2007, earnings increase 32%

TORONTO (February 20, 2008) – CI Financial Income Fund ("CI") today released audited financial results for the year ended December 31, 2007.

HIGHLIGHTS	Twelve-month period to December 31, 2007 (millions except per unit amounts)	Twelve-month period to December 31, 2006 (millions except per unit amounts)	% change
Average Retail Assets Under Management	$64,958	$58,091	12
Net Income	$625.1	$471.9	32
Earnings Per Unit	$2.21	$1.66	33
EBITDA*	$737.9	$631.5	17
EBITDA Per Unit*	$2.61	$2.22	18
Adjusted EBITDA**	$749.9	$675.2	11
Adjusted EBITDA Per Unit**	$2.66	$2.38	12
Net Sales of Funds	$2,131	$2,207	-3

HIGHLIGHTS	Three-month period to December 31, 2007 (millions except per unit amounts)	Three-month period to December 31, 2006 (millions except per unit amounts)	% change
Average Retail Assets Under Management	$64,485	$60,655	6
Net Income	$187.7	$149.9	25
Earnings Per Unit	$0.66	$0.53	25
EBITDA*	$184.2	$181.7	1

EBITDA Per Unit*	**$0.65**	**$0.65**	**---**
Adjusted EBITDA**	**$189.0**	**$181.2**	**4**
Adjusted EBITDA Per Unit**	**$0.67**	**$0.64**	**5**
Net Sales of Funds	**$422**	**$124**	**240**

*EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure that does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. However, management believes that most unitholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.
** Adjusted for equity-based compensation expense

Fee-earning assets at December 31, 2007 were $103.6 billion, up 13% from $91.8 billion a year earlier. The increase in fee-earning assets is attributable to growth in the market value of CI's funds and positive net sales, as well as the addition of Lakeview Asset Management Inc., KBSH Capital Management Inc., and Blackmont Capital Inc. through the acquisition of Rockwater Capital Corporation in April 2007. Fee-earning assets were comprised of $63.6 billion in investment funds and pools at CI Investments Inc. and United Financial Corporation, $531 million in structured products, $3.0 billion in institutional managed assets, $34.8 billion in dealer assets under administration (at Assante Wealth Management and Blackmont), and $1.7 billion in other fee-earning assets.

For the three months ended December 31, 2007, net sales of investment funds totalled $422 million, up 240% from $124 million in the same quarter a year earlier. Net sales and gross sales of funds for the year ended December 31, 2007 were $2.1 billion and $11.4 billion, respectively – representing another strong year of sales for CI and ranking it as one of the top-selling independent mutual fund companies in 2007. In addition, CI reported gross sales of over $1 billion in January 2008, and introduced the Cambridge Funds, featuring the highly regarded portfolio manager Alan Radlo.

Net income for the year ended December 31, 2007 was $625.1 million, up 32% from the twelve-month period ended December 31, 2006. Earnings per unit for the year increased 33% to $2.21 per unit from $1.66 per unit for the twelve months ended December 31, 2006. Net income for the quarter ended December 31, 2007 was $187.7 million, up 25% from $149.9 million for the same quarter a year earlier. On a per unit basis, earnings for the three-month period increased 25% to $0.66 per unit from $0.53 per unit in the prior year.

EBITDA (earnings before interest, taxes, depreciation and amortization) for the year ended December 31, 2007 was $737.9 million, up 17% from $631.5 million in the prior year. On a per unit basis, EBITDA increased 18% to $2.61 for the year ended December 31, 2007 from $2.22 per unit for the twelve-month period ended December 31, 2006. EBITDA adjusted for equity-based compensation expense increased 11% year-over-year to $749.9 million, or $2.66 per unit.

EBITDA for the quarter ended December 31, 2007 was $184.2 million, up 1% from $181.7 million in the same quarter a year earlier. Adjusted EBITDA for the quarter was $189.0 million, an increase of 4% from $181.2 million in the quarter ended December 31, 2006. EBITDA per unit for the three-month period ended December 31, 2007 remained flat year-over-year at $0.65. Adjusted EBITDA per unit for the three-month period ended December 31, 2007 increased to $0.67, up 5% from the prior year.

For detailed financial statements for the quarter and year ended December 31, 2007, including Management's Discussion and Analysis, please refer to CI's website at www.ci.com/cix under Reports or contact investorrelations@ci.com.

In other matters, a monthly distribution of $0.16 per trust unit of CI and exchangeable limited partner unit of Canadian International LP was declared payable on April 15 and May 15, 2008. These distributions reflect CI's current expectations for distributable cash and represent a yield of 8.5% on CI's closing unit price of $22.65 on February 19, 2008.

As of January 31, 2008, there were 139,429,324 issued and outstanding trust units of CI and 146,724,680 exchangeable limited partner units of Canadian International LP, for a total outstanding amount of 286,154,004.

In other business, CI announced today that it will hold its Annual Meeting of Unitholders on May 21, 2008, at 2 p.m. EDT at the Arcadian Court, 401 Bay Street, Eighth Floor, Toronto, Ontario, for unitholders of record on March 31, 2008.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

\- 30 -

For further information contact:
Stephen A. MacPhail
President
(416) 364-1145

CI Investments

2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: TCP.UN**

CI Investments announces the completion of the public offering of Trident Performance Corp.

TORONTO (February 26, 2008) – CI Investments Inc. ("CI"), the manager of Trident Performance Corp. (the "Corporation"), announced today that the Corporation has completed its initial public offering of 2,884,700 Class A Units and 115,300 Class F Units at a price of $10 each, for total gross proceeds of $30,000,000.

Each Class A Unit consists of one Class A share and one Class A warrant, and each Class F Unit consists of one Class F share and one Class F warrant. The Class A Units are now trading on the Toronto Stock Exchange under the symbol TCP.UN.

The investment objective of the Corporation is to provide tax-efficient risk-adjusted long-term rates of return by obtaining exposure to a global macroeconomic portfolio, which may consist of equity and fixed-income securities, commodities, currencies and derivative instruments that provide exposure to any or all of the foregoing or to general or specific market indices.

The portfolio is actively managed by Trident Investment Management, LLC of New York, and is positioned to benefit from significant global macroeconomic trends. Chief Investment Officer of Trident Investment Management is Nandu Narayanan, who has 16 years of investment industry experience.

TD Securities Inc., Blackmont Capital Inc. and CIBC World Markets Inc. were the lead agents for the offering, along with a syndicate of other investment dealers.

CI Investments Inc. is one of Canada's largest investment fund companies with approximately $53 billion in assets under management. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com. CI is controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $99.2 billion in fee-earning assets as of January 31, 2008.

-30-

For further information:
David R. McBain
Senior Vice-President
CI Investments Inc.
(416) 364-1145

Placements CI

2, rue Queen Est, Vingtième étage
Toronto (Ontario) M5C 3G7
Téléphone : (416) 364-1145 Sans frais : 1 800 268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : TCP.UN**

Placements CI annonce l'achèvement de l'offre publique de Trident Performance Corp.

TORONTO (26 février 2008) – CI Investments Inc. (« CI »), le gérant de Trident Performance Corp. (la « Corporation »), a annoncé aujourd'hui que la Corporation a complété son offre publique initiale de 2 884 700 parts de catégorie A et 115 300 parts de catégorie F au prix de 10 $ chacune, pour un montant total brut de 30 000 000 $.

Chaque part de catégorie A consiste en une action de catégorie A et un bon de souscription de catégorie A, et chaque part de catégorie F consiste en une action de catégorie F et un bon de souscription de catégorie F. Les parts de catégorie A se négocient maintenant sur la Bourse de Toronto sous le symbole TCP.UN.

L'objectif de placement de la Corporation est de fournir des taux de rendement à long terme rajustés au risque et fiscalement avantageux en étant exposé à un portefeuille mondial macroéconomique, qui pourrait être composé d'actions et de titres à revenu fixe, de marchandises, de devises et d'instruments dérivés qui procurent une exposition à un ou à tous les indices généraux ou spécifiques liés au marché.

Le portefeuille est activement géré par Trident Investment Management, LLC de New York, et est positionné pour bénéficier des tendances macroéconomiques mondiales importantes. Nandu Narayanan, le directeur des placements de Trident Investment Management LLC de New York, possède 16 années d'expérience dans le domaine des placements.

TD Securities Inc., Blackmont Capital Inc. et Marchés mondiaux CIBC ont agit en qualité de principaux agents de l'offre, en plus d'un syndicat de courtiers en valeurs mobilières.

CI Investments Inc. est l'une des plus importantes sociétés de fonds communs de placement du Canada, avec un actif sous gestion d'environ 53 milliards de dollars. CI offre une large gamme de produits et services de placement, dont l'une des plus importantes sélections de fonds communs de l'industrie, et possède un site web qui se trouve à l'adresse www.ci.com. CI est une société contrôlée par CI Financial Income Fund (TSX : CIX.UN), une firme de gestion d'actif indépendante sous contrôle canadien qui gérait des actifs d'environ 99,2 milliards de dollars le 31 janvier 2008.

-30-

Renseignements :
David R. McBain
Vice-président principal
CI Investments Inc.
416-364-1145

END